Americas Wind Energy Corporation

July 15, 2010

Securities and Exchange Commission
100 F Street NE
Washington DC 20549 – 6010

Attention:	Kristin Lochhead
Brian Cascio

Re:	Americas Wind Energy Corp.
Form 10-K for the fiscal year ended July 31, 2009
Filed November 12, 2009
Form 10-Q for the fiscal period ended January 31, 2010
File No. 000-50861

Dear Ms. Lochhead

This letter is in response to your letter of April 22, 2010. Our responses are numbered in a manner that corresponds with your comments as set out in your letter.

Form 10-K for the fiscal year ended July 31, 2009

Management’s Discussion and Analysis of the financial condition and Results of Operations, page 10

Results of Operations for the years ended July 31, 2009 and 2008

1.

Please revise future filings, including any amendment, to include a substantive discussion of the changes in your results of operations for the period presented. There is currently no discussion of the significant changes in revenues, costs of sales or other operating expenses in fiscal 2009 compared to 2008. The discussion should be in compliance with ITEM 303(A)(3) of Regulation S-K and should address each individual line item in your financial statements.

The following is a discussion of the significant changes in revenues, costs of sales and other operating expenses in fiscal 2009 compared to 2008.

•

Fiscal 2009 revenues were $3,060,719 compared to $nil in 2008. The 2009 revenues consisted of commissioning of three wind turbines, Wray, Confederation Power and Wind Vision. There were no wind turbines commissioned in fiscal 2008.

24 Palace Arch Drive	Phone	(416) 233.5670
Toronto, ON	Fax	(416) 233.6493
Canada M9A 2S1	Email	hald@awe-wind.com

•

Fiscal 2009 cost of sales was $3,788,923 compared to $1,277,564 in 2008. The 2009 cost of sales were related to the commissioning of the three wind turbines above. The 2008 cost of sales represent losses on the Wray and Wind Vision contracts (i.e. excess of costs over billings).

•	Total expenses in fiscal 2009 were $647,625 compared to $883,522 in 2008.

	o	The major declines in general and administrative expenses were as follows:
• Decline in professional fees expense due to a credit received.
• Decline in consulting fees due to the fact that one of the consultants was only employed for part of the year in 2009 compared to the full year in 2008
•

Between March 5 and July 31, 2009, no amortization was recorded as the asset was being amortized based on a percentage of revenue collected from EWT up to $14 million. Since no revenue was collected during this period, no amortization was recorded. In 2008, depreciation also included that of tangible capital assets in the amount of $18,602 versus $1,046 in 2009.

•

Declines in travel, office and general, advertising and promotion expenses because of the entry into the agreement with EWT to sublicense the license and EWT assumed the completion of the contracts and related costs under this agreement in 2009.

• Decline in freight and rent expense in relation to a blade mould that was disposed of during 2008.
	o	License fees expense was $83,317 in 2009 compared to $nil in 2008 in relation to the commissioning of the three wind turbines during 2009.
o

Depreciation and amortization was $44,837 in 2009 compared to $105,152 in 2008 as the intangible asset was amortized on a straight-line basis over 25 years until March 5, 2009, date of the sublicense agreement.

	o	Foreign exchange loss in 2009 was $79,294 compared to a gain of $89,797 in 2008 due to the change in exchange rates as it relates to the contracts and liabilities denominated in foreign currencies.

•	Other expenses were $764,554 in 2009 compared to income of $105,599 in 2008. The major components were:

	o	Other income was $47,116 in 2009 compared to $1,050 in 2008. Other income in 2009 consisted of derecognising various accounts payable balances on the books for over two years and no longer owing.

Americas Wind Energy Corp.	Page 2 of 10

o	Gain on sale of equipment was $11,440 in 2009 compared to $199,156 in 2008. The blade mould made up the gain on sale amount in 2008.
o	Interest and financing costs were $140,141 in 2009 compared to $94,607 in 2008 due to interest being charged on a higher payable balance.
o

Loss on disposal of contracts was $682,969 in 2009 compared to $nil in 2008. This represents the costs incurred by the company on the Waverly and Rural contracts which were not transferred to EWT as part of the March 5, 2009 agreement and which cannot be recovered.

2.

In this regard, please tell us the nature and composition of the revenue you recorded during fiscal year 2009. Future filings, including any amendment, should provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services sold or to the introduction of new products or services. Refer to Item 3030(A)(3)(iii).

Fiscal 2009 revenues were $3,060,719 compared to $nil in 2008. The 2009 revenues consisted of commissioning of three wind turbines, Wray, Confederation Power and Wind Vision. There were no wind turbines commissioned in fiscal 2008. The change was all due to volume.

Critical Accounting Policies

Intangible Asset, net, page 12

3.

We see that during 2009 you changed your methodology for amortizing the acquired license right such that it is now being recognized based on a percentage of sublicense payments received. Please tell why you believe that this represents a change in accounting estimate rather than a change in accounting principle under FASB ASC 250-10-45. In Addition please respond to the following comments:

Per FASB ASC 250-1-45-1b), “Adoption or modification of an accounting principle necessitated by transactions or events that are clearly different in substance from those previously occurring” is not considered to be a change in accounting principle. The March 5, 2009 sublicense agreement was the event that triggered the change from the intangible asset being amortized on a straight line basis over 25 years amortization proportional to the revenue stream of sublicense payments and as such does not represent a change in accounting policy, but rather a change in estimate.

Americas Wind Energy Corp.	Page 3 of 10

a.

Tell us in substantive detail the basis for changing the policy for amortizing the asset and how you determined there was a change in the expected useful life of the asset. Fully explain why you believe that amortizing based upon a percentage of revenues collected up to $14 million is consistent with the guidance from FASB ASC 350-30-35-1 through 35-5. Tell us the amount revenue you have collected under the agreement and the period over which you expect to collect these revenues;

The Company’s entrance into the sublicense agreement on March 5, 2009 resulted in a change in estimate, as described above. This agreement was for a period of five years or the achievement of $28M in sublicense payments, whichever came first. The minimum payment required by the agreement, however, was $14M.

Based on this the useful life of the asset is a maximum of five years from the date of the agreement (i.e. being March 5, 2014) or less. If the minimum in sublicense payments of $14M was not reached within 3 years, then the agreement could be terminated at the 3rd year anniversary. Also, if the $28M maximum cap was reached before the 5th anniversary, the useful life would end on that date.

As such, it was determined that the intangible asset’s useful life, and the period over which the asset was expected to contribute to the future cash flows of the entity needed to be based on the sublicense payments being earned. As the sublicense payments to be earned were between $14M and $28M, in aggregate, the most conservative basis was chosen, that being the $14M minimum amount.

No revenues were collected under this agreement.

b.

Please tell why the new amortization method is preferable and demonstrate how the new method better reflects the pattern of consumption of the intangible asset. Tell us if there are other revenue streams for the intangible asset and substantiate that the only use of the asset is related to the sublicense agreement:

The new amortization method is preferable because under the Sublicense Agreement, revenues are earned from royalty fees with the minimum payments being $14 million and maximum being $28 million.

The business was sublicensed in its entirety and therefore there were no other revenue streams available.

c.

Tell us how you considered that a preferability letter should be filed for the change in accounting principle as Exhibit 18 in accordance with Rule 10-01(b)(6) of Regulation S-X and SAB Topic 6G(2)(b):

Americas Wind Energy Corp.	Page 4 of 10

From our review of the requirements of the preferability letter, this letter is only required if there is a change in accounting principle and since this a change in estimate, the letter is not required.

d.	Please tell us where you have provided the disclosures required by FASB ASC 250-10-50 for the change in accounting estimate/principle.

Please refer to Note 2c in the 10-K (July 31, 2009) where the change in estimate ha been disclosed properly based on FASB ASC 25-10-50-4.

Impairment of Long-Lived Assets, page 13

4.

Please tell us and revise future filings, including any amendment, to disclose your impairment test for the license right intangible asset. Please describe how you perform the discounted cash flow analysis, how you arrive at estimated future cash flows and how you determine discount rates. You should also fully describe all significant assumptions applied accompanied by management’s basis for concluding that those assumptions are reasonable. Please also clarify how you considered your recurring losses and the going concern matters discussed on page F-4 in your assessment. Please demonstrate that the change in estimated life related to the intangible asset was not an indicator that the intangible assets are impaired under FASB ASC 350-30-35-14 and FASB ASC 360-10- 35.

No discounted cash flow was done because it was believed that at least $14 million would be collected under the sublicense Agreement over the next 5 years. Revenues were based on EWT’s successful completion of contracts and finding customers for the products. At July 31, 2009, there was no reason to believe that EWT would not successfully complete the contracts and find more/new customers.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

5.

We note that the report of independent registered public accounting firm is signed by “Chartered Accountant” but does not appear to identify the name of the accounting firm in accordance with Rule 2-02 of Regulation S- X. Please amend your filing to include an audit report that includes a conforming signature of the independent registered public accounting firm, as required by Article 2 of Regulation S-X.

We acknowledge the oversight re the missing signature. Future filings will include a conforming signature. We hope that this is sufficient and that the Company can avoid the costs of an amended filing. We would very much appreciate anything you can do for us in this regard.

Americas Wind Energy Corp.	Page 5 of 10

Note 1. Organization, Development Stage Activities, Reverse Merger Transaction, and Going concern, page F-4

6.

We see that you entered into a license agreement with EWT in 2004 to obtain intellectual property rights relating to EWT’s medium capacity wind turbines. We then see that you entered into an agreement with EWT and EWT-Americas Inc. to sublicense its license to EWT-Americas relating to the same technology. Please tell us the relationship- between EWT and EWT-Americas. If the companies are related, please discuss the business reason for sublicensing the technology to affiliates of the ultimate owner of the technology.

We entered into a License Agreement with EWT in 2004 and in 2009 entered into a Sublicense Agreement with EWT and EWT-Americas. The Sublicense Agreement granted business rights under the License Agreement to EWT-Americas. EWT-Americas is a wholly owned subsidiary of EWT and is Delaware Corporation. EWT wished to operate in North America from a US based company so they set up EWT-Americas. EWT-Americas had to sublicense the technology in order to operate in North America because AWE’s license was exclusive in North America.

Note 4. Costs and Billings on Uncompleted Contracts, page F-16

7.

Please tell us and revise future filings, including any amendment, to disclose why you do not have any costs and billings on uncompleted contracts at July 31, 2009. Please discuss whether you were able to recover the $466,593 in costs on uncompleted contracts that were outstanding at July 31, 2008.

There were no costs and billings on uncompleted contracts at July 31, 2009 because: a) either the projects were transferred to EWT as part of the March 5, 2009 sublicense agreement, or b) the projects were commissioned during the year. The $466,583 in costs on uncompleted contracts at July 31, 2008 were not recovered.

Note 9. Provision for Contract Losses, page F-19

8.

We see that you recorded $1.2 million provision for contract losses at July 31, 2008. Please tell us and revise future filings, including any amendment, to disclose the specific contracts that these losses related to. In that regard, please discuss whether these amounts were ever recovered. Please also clarify the nature and related accounting treatment for the loss on disposal of contracts of $682,969 recorded in fiscal 2009.

Americas Wind Energy Corp.	Page 6 of 10

The $1,256,717 of losses at July 31, 2008 consists of losses on the Vector, Wray and Wind Vision contracts. These represented costs in excess of billings and were not recovered.

Loss on disposal of contracts was $682,969 in 2009 compared to $nil in 2008. This represents the costs incurred by the company on the Waverly and Rural contracts which were not transferred to EWT as part of the March 5, 2009 agreement and which cannot be recovered.

Note 14. Commitments and Contingencies, page F-24

(a) Entry into the Agreement, page F-24

9.

Please tell us the accounting basis for recording the amounts due to EWT- Americas for the four assumed contracts as a long-term loan payable. Tell us the composition of the gross amount of deposits and costs incurred on the contracts. Clarify the basis in the accounting literature for recording the long-term notes payable since the repayment of this debt is contingent upon receipt of future sublicense payments.

In accordance with FASB ASC 450-20-25-2, it was considered probable that AWE would collect sublicense payments under the agreement and would have to repay the loan balance as part of the sublicense payments. Further, the amount of the debt was known, as it was based on Exhibit D of the agreement. Based on these factors, a contingent liability was recorded at July 31, 2009. The loan would be repaid only if sublicense payments were received.

Sublicense payments and repayment of the loan were expected, however, no payments were expected within 12-months of July 31, 2009. As such, it was treated as a long-term payable at July 31, 2009.

Form 10-Q for the fiscal period ended January 31, 2010

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 4

General Overview, page 4

10.	We see that you were notified on February 1, 2010 of the cancellation of the sublicense agreement with EWT and EWT-Americas. In your response, please address the following comments.

	a.	Discuss how the amortization method and life of the license agreement is impacted by the cancellation of the license agreement;

The cancellation of the License Agreement was not accepted and AWE’s rejection of the cancellation notice resulted in the negotiation of a Settlement Agreement. The Settlement Agreement was April 28, 2010 and became effective on June 11, 2010 when EWT exercised their right to waive a condition of the agreement.

Americas Wind Energy Corp.	Page 7 of 10

b.	Tell us how you considered, in light of the cancellation of the sublicense agreement, that the license intangible asset is impaired

See a. above. At this stage, the license in not impaired, it no longer exists.

c.	Discuss how the agreement cancellation impacts the assumption of costs related to the Waverly, Rural, Confederation and Wind Vision contracts;

There is no change to the assumption of costs. All costs were assumed by EWT in the Settlement agreement reached on April 28, 2010. All costs were set at $4 million. The notes payable related to these costs will be paid out of future Settlement Payments. The notes payable will be paid as follows:

The first $2 million of Settlement Agreement payments will be held back by EWT and used to offset the loan amount,

The next $2 million will be held back by EWT at 50% of the payments and used to offset the balance of the loan.

No further payments will be held back.

d.	Tell us why the cancellation of the sublicense agreement and its impact on the financial statements was not included as a subsequent event in the January 31, 2010 financial statements;

The letter purported to cancel the sublicense agreement but AWE immediately rejected the letter and stated its determination to defend the agreement. On this basis the financial statements were not affected and hence the event was not included in the statements as a subsequent event. The receipt of the letter and the AWE response was reported in the MD&A, which we believed covered the situation.

e.	Tell us how the cancellation of the agreement impacts the repayment of the notes-payable.

The Settlement Agreement set out the repayment of the notes as described in 10. c. above.

Our Current Business, page 6

11.

We see that as of January 31, 2010, you have no cash and minimal receivables. In that regard, the majority of your assets are comprised of an intangible asset. You have $1.7 million of current debt and Note 1 states that you do not have any other ongoing or future contracts in the wind turbines business. Please tell us and revise future filings, including any amendment, to provide a detailed analysis of how you plan to continue your business and repay your debts. For example, disclose specific plans to obtain financing or otherwise generate cash flow. Currently, it appears that your operating cash flow is being funded by stockholder loans.

Americas Wind Energy Corp.	Page 8 of 10

On February 1, 2010, we received a letter from EWT B.V. claiming that they are (1) terminating the sub license agreement citing alleged violations of representations and warranties in the agreement; (2) alleging that large orders and opportunities were cancelled due to AWE failures; and (3) alleging amounts owing to EWT of US$2.519 million, are due and payable within 30 days.

Our responses to the allegations was as follows:

There is no breach of warranty or untrue representation in the sub license agreement on our part or on the part of Americas Wind Energy Inc.

The money allegedly owed to EWT is to be paid from future payments and is not due.

Our company rejected the claims in the letter and we entered into settlement discussions with EWT and EWT-Americas (together EWT). These discussions have resulted in a Settlement Agreement dated as of April 28, 2010, which became effective on June 11, 2010..

A summary of the key terms of the Settlement Agreement is as follows:

•

We will be paid a fee with respect to sales by EWT. of 600kw to 1mw wind turbines in the territory covered by the original license agreement over the next four years subject to a maximum cap of $10,000,000.

•

The Parties reached an agreement to cap EWT’s existing claims for money owed by our company under the prior sublicense with EWT at $4 million with EWT retaining all of the fees generated until 50% of such claims cap has been reached and thereafter the fees being split between our company and EWT-AMERICAS until the claim cap is reached.

•	The consulting contracts with H. C. Dickout and F. D. Pickersgill are reinstated.

•

The settlement agreement is conditioned upon and was not effective unless EWT reaches agreement with former customers of our company or EWT waives the claim, which condition was satisfied by EWT waiving the condition effective June 11, 2010

We are now out of the business of manufacturing and supplying windturbines and look forward to the fees that may be generated as a result of the settlement reached.

It is management’s intent to search for a merger or acquisition partner who is interested in our public structure, who can use our tax loss carry-forwards and who values the royalty stream, in order to get best total return for shareholders.

12.

In addition, please tell us why you state on page 6 that you are a company with no operations and projected cash stream of up to $28 million over the next five years. Clarify in your response and in future filings, including any amendment, the nature of this revenue stream.

Americas Wind Energy Corp.	Page 9 of 10

Under the sublicense agreement, the payout to AWE was to be a percentage of sales and margin on EWT-Americas’ sales over the next 5 years and to a maximum of $28 million. The sublicense agreement stayed in place during this period.

With the signing of the Settlement Agreement we now expect a percentage of sales (3%) over the next 4 years, to a maximum of $10 million. This later position is the one shown in our third quarter filing for the quarter ended April 30, 2010.

/s/ H. C. F. Dickout
______________________
H. C. F. Dickout
CEO
Americas Wind Energy Corp.
24 Palace Arch Drive
Toronto, ON Canada          M9A 2S1
Phone 416 233 5670
Fax 416 233 6493

Americas Wind Energy Corp.	Page 10 of 10